Filed by Affiliated Computer Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.
Commission File No.: 1-12665

ACS Drive for Sales: The Road to Global Growth

One of the primary management imperatives for ACS in 2010 is to increase sales by increasing sales resources. I discussed this imperative in the last edition of ACS Today and it was a focus of FY10 Kick-Off. In this edition, we look more closely at what it means and where it will take us.

Of course, ACS’ prospects for better global sales and growth have increased considerably since Kick-Off in August, due in no small part to the pending acquisition by Xerox. It is an exciting development for both of our companies, as it will immediately create an enterprise with revenues of $22 billion, $10 billion from our combined services business.

With compatible services, the Xerox global footprint, and only 20 percent overlap of our respective client bases, it is easy to see why the prospects for selling and cross-selling have increased enormously. Our diverse ACS businesses continue to be fertile ground for increased sales also.

When it comes right down to it, ACS is the result of 20 years of strategic acquisitions, so we fully understand the value of combining two strong businesses that complement each other. I actually came to ACS when the company I co-founded with my brother was acquired in 1996. Our company, Unibase, specialized in the data entry subset of business process outsourcing. At that time, ACS was relatively new to the business process outsourcing sector, and ACS created an entire service segment dedicated to delivering superior BPO solutions. Today, this business unit is the core of ACS’ complete BPO service offerings.

As we prepare for the Xerox transaction, I find myself experiencing the same feeling of pride I had when ACS acquired Unibase 13 years ago. Just as we successfully built Unibase and found a terrific partner in ACS to capitalize on our potential, today ACS has found a new home – one that will take us to new heights where we will play a pivotal role in making Xerox a new type of global business.

ACS and Xerox see eye-to-eye on many important issues. One of the most important is a dedication to customer service. Xerox and ACS both grew our businesses by focusing on the customer, and this is something that will certainly continue. By growing our sales capabilities and leveraging Xerox’s global client executive network at Xerox, we will be able to offer services and subject matter expertise to clients we could not reach before.

Please read the articles on sales and cross-selling in this edition of ACS Today and visit the CEO Corner of InfoBank for more information on the pending Xerox transaction. These are exciting times for all of us.

/s/  Lynn Blodgett
Lynn Blodgett, President & CEO

* NOTICE
Forward-Looking Statementsz
This communication contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of Affiliated Computer Services, Inc. (ACS) will not be successful; the risk that we will not realize all of the anticipated benefits from our transaction with Xerox; the risk that customer retention and revenue expansion goals for the Xerox transaction will not be met and that disruptions from the Xerox transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation (including with respect to the Xerox transaction) and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our 2009 Annual Report on Form 10-K and Xerox’s 2008 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 filed with the Securities and Exchange Commission. Affiliated Computer Services, Inc. (ACS) assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

Additional Information
The proposed merger transaction involving Affiliated Computer Services, Inc. (ACS) and Xerox will be submitted to the respective stockholders of Affiliated Computer Services, Inc. (ACS) and Xerox for their consideration. In connection with the proposed merger, Affiliated Computer Services, Inc. (ACS) will file a joint proxy statement with the SEC (which such joint proxy statement will form a prospectus of a registration statement on Form S-4 that will be filed by Xerox with the SEC). Affiliated Computer Services, Inc. (ACS) and Xerox will each mail the joint proxy statement/prospectus to its stockholders. Affiliated Computer Services, Inc. (ACS) and Xerox urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Affiliated Computer Services, Inc. (ACS) and Xerox, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Affiliated Computer Services, Inc. (ACS)’s website, www.acs-inc.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from Xerox’s website, www.xerox.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

Affiliated Computer Services, Inc. (ACS), Xerox and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Affiliated Computer Services, Inc. (ACS) and Xerox in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Affiliated Computer Services, Inc. (ACS) and Xerox in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Affiliated Computer Services, Inc. (ACS)’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009. You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009. You can obtain free copies of these documents from Affiliated Computer Services, Inc. (ACS) and Xerox websites using the contact information above.